Confidential Treatment Requested by Accuray Incorporated pursuant to 17 C.F.R. § 200.83 ARAY-0001

February 27, 2015

CERTAIN PORTIONS OF THIS LETTER HAS BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***]”.

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Brian Cascio, Accounting Branch Chief

Gary Todd, Senior Accountant

Kristin Lochhead, Staff Accountant

Russell Mancuso, Legal Branch Chief

Kate Maher

Re:                             Accuray Incorporated

Form 10-K for the Fiscal Year Ended June 30, 2014

Filed August 29, 2014

Form 10-Q for the Fiscal Quarter Ended September 30, 2014

Filed November 7, 2014

File No. 001-33301

Ladies and Gentlemen:

We are responding to the comments raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated January 23, 2015 (the “Comment Letter”) related to the above referenced filings. For your convenience, we have repeated the comments contained in the Comment Letter below in italic type before our response.

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by a request for confidential treatment for selected portions of this letter.  The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83.  For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
Re: Accuray Incorporated	BY ACCURAY INCORPORATED: ARAY-0001
February 27, 2015

Form 10-K for the Fiscal Year Ended June 30, 2014

Consolidated Financial Statements

Note 2.  Summary of Significant Accounting Policies, Segment Information, page 92

1.              Describe to us your consideration of whether the CyberKnife System and the TomoTherapy System are separate product lines for purposes of disclosure under FASB ASC 280-10-50-40.

Response:

We respectfully advise the Staff that we consider the CyberKnife system and TomoTherapy system to be substantially similar (Radiation Therapy Systems) and have not included disclosures of revenues by product line as required under ASC 280-10-50-40. In reaching this conclusion, we considered the guidance related to the segment aggregation criteria in ASC 280-10-50-11. Specifically, we note that the CyberKnife system and TomoTherapy system have similar production processes, classes of customers, degree of risk and opportunities for growth.  For example, both the CyberKnife and TomoTherapy systems are part of the family of products used for cancer treatment using radiation. Both products are suitable for treatment of solid tumor cancers, and may be used to complement each other, depending on individual patient condition. Both products are sold to hospitals and stand-alone treatment facilities, which can purchase either product or both, depending on patient volume and size of their oncology department.  We believe that, while the CyberKnife and TomoTherapy Systems each offer unique radiation therapy treatments, the products operate within the same medical specialty for the same group of customers (patients with cancer). Additionally, both products are marketed and sold by a common group of marketing and sales personnel and are serviceable by the same field service engineers who are employed to provide maintenance services on the products at customer sites. Furthermore, the global marketing, sales, and service functions are managed by our Chief Commercial Officer, who is responsible for worldwide sales and service activities on both products. The production processes for both systems are also similar using a linear accelerator to generate radiation for the treatment of tumors. Currently our manufacturing personnel in Madison, Wisconsin are responsible for both the production of the CyberKnife and TomoTherapy Systems.

Accordingly, based on our evaluation of the criteria in FASB ASC 280-10-50-11 as discussed above, we concluded that the CyberKnife System and TomoTherapy System are similar products and services and do not require separate revenue disclosure under the guidance under FASB ASC 280-10-50-40.

Form 10-Q for the Fiscal Quarter Ended September 30, 2014

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 17

2.  We note your CEO’s statement in your October 29, 2014 conference call that you expect the negative impact of the year-over-year foreign currency exchange rate movement to be more significant in the coming quarters of this fiscal year.  Please provide us your analysis of how your disclosure in this Form 10-Q includes all disclosure regarding trends and uncertainties required by Regulation S-K Item 303(a)(3)(ii).

Response:

Regulation S-K Item 303(a)(3)(ii) requires description of  known trends and uncertainties that have had or that are reasonably expected to have a material favorable or unfavorable impact on net sales, revenues or income.  We respectfully advise the Staff that we disclose known trends that affect our

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
Re: Accuray Incorporated	BY ACCURAY INCORPORATED: ARAY-0001
February 27, 2015

future earnings such as changes in customers’ needs or financial condition, changes in government or health insurance reimbursement policies and changes to regulatory requirements. In regards to our CEO’s statement on our October 29, 2014 conference call, we were referring to the fact that a certain percentage of our business is conducted in currencies other than the U.S. dollar and therefore, our results will be impacted by changes in foreign exchange rates. Our discussion of backlog in our Form 10-Q (page 19) for the three months ended September 30, 2014 includes the following disclosure “Our backlog includes amounts not denominated in U.S. Dollars and therefore fluctuations in the U.S. Dollar compared to other currencies will impact backlog. Generally, strengthening in the U.S. Dollar will negatively impact backlog.” In Item 3 of our Form 10-Q (page 24) for the three months ended December 31, 2014, we disclose that, “[a] portion of our net sales are denominated in foreign currencies, most notably the Euro and the Japanese Yen. Future fluctuations in the value of the U.S. dollar may affect the price competitiveness of our products outside the United States. For direct sales outside the United States, we sell in both U.S. dollars and local currencies, which could expose us to additional foreign currency risks, including changes in currency exchange rates.”  We believe these statements inform investors that changes in exchange rates could impact our revenues, particularly around the Euro and Japanese Yen and that, more specifically, a strong U.S. dollar will have an adverse impact on backlog.  We note that, in recognition of the Staff’s comment, in future filings we will disclose the percentage of total backlog that is denominated in foreign currencies.  We believe that this additional information will enable an investor to calculate how a hypothetical change in foreign exchange rates would impact reported backlog and revenues.

Backlog, page 18

3.                                      We note your disclosure that you expect age outs beginning in the fourth fiscal quarter to return to levels comparable to the quarterly average for fiscal 2014.  Please provide us your analysis of how investors can determine the quarterly average for fiscal year 2014.

Response:

We respectfully acknowledge the Staff’s comment and advise the Staff that in our fiscal 2014 press releases and earnings calls, we disclosed gross orders, net orders and backlog.  In our Q2’14 earnings call, we disclosed that six units aged out in Q2’14 and one unit aged out in Q1’14. In our Q3’14 earnings release, we disclosed that we only had two orders that aged out in Q3’14, which was significantly down from the six units that aged out in Q2’14. In addition, in the Q3’14 earnings call, we noted that the two units that aged out in Q3’14 would be more in-line with what we would consider a normal quarterly average.  In our Q1’15 press release and earnings call we again disclosed gross orders, net orders and backlog and, in order to enhance comparability with prior periods, presented it in a tabular format with comparable prior year data.  We have also included this disclosure in our Form 10-Q (page 19) for the three months ending December 31, 2014. To the extent the adjustments to our backlog, such as age outs, materially fluctuate, we will provide our investors with more detailed information regarding prior periods in line with the disclosure provided in our Form 10-Q for the period ending December 31, 2014.

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
Re: Accuray Incorporated	BY ACCURAY INCORPORATED: ARAY-0001
February 27, 2015

4.                                      Please tell us, and clarify in future filings where appropriate, both (1) the portion of your backlog that is subject to being aged out in the next fiscal quarter and this fiscal year, and (2) the portion of the disclosed backlog not reasonably expected to be filled within the current fiscal year.

Response:

For purposes of this response, we would like to provide to the Staff our definition of age outs as reported in our Form 10-Q (page 19) for the quarter ended December 31, 2014, which reads in relevant part, “[i]n addition to cancellations, after 2.5 years, if we have not been able to recognize revenue on a contract, we remove the revenue associated with the contract from backlog and the order is considered aged out.  Contracts may age out for many reasons, including inability of the customer to pay, inability of the customer to adapt their facilities to accommodate our products in a timely manner, inability to timely obtain licenses necessary for customer facilities or operation of our equipment among other reasons for delays.”

Given our above classification of age-outs, age outs are simply a function of the initial backlog order reaching a time frame of 30 months. Historically, age outs have been fairly consistent each quarter and not material to the overall backlog.  Please see the dollar amount of age outs per quarter experienced below (please note 2015 data only represents our first and second quarter):

($Millions)	2012	2013	2014	2015

Q1	—	—	3	18

Q2	—	14	19	18

Q3	2	6	7	_

Q4	5	6	9	_

Total	7	26	38	36

Given the relatively high number of age outs in the first and second fiscal quarters of 2015, we felt it was appropriate to increase our disclosure around age outs. We provided the following disclosure in our Form 10-Q (page 19) for the three months ending December 31, 2014, “[w]e expect age-outs in the second half of this fiscal year to decline to a range of $16.0 to $25.0 million as compared to the $35.9 million in age outs recorded during the first half of the fiscal year.”  We believe this disclosure informs investors of the fact that age outs going forward should begin to better reflect historical patterns rather than recent quarters.  Additionally, we believe the disclosure above in our Form 10-Q for the three months ending December 31, 2014 addresses the Staff’s question as to the portion of the disclosed backlog not reasonably expected to be filled within the current fiscal year.  Furthermore, we respectfully advise the Staff that the time between entering an order into backlog to revenue recognition is governed generally by the time required by the customer to build, renovate or prepare the treatment room for installation of our system. This time varies significantly, generally from six months to two years

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
Re: Accuray Incorporated	BY ACCURAY INCORPORATED: ARAY-0001
February 27, 2015

and therefore it is difficult for us to accurately predict when orders in backlog will ultimately be recognized as revenue.

While the disclosure in our Form 10-Q for the three months ending December 31, 2014 provides the portion of our backlog that we expect to not be reasonably filled within the current fiscal year, the Staff also asked for the portion of our backlog that is subject to being aged out in the next fiscal quarter and this fiscal year.  If all orders subject to age out were not fulfilled in fiscal 2015, this would lead to age outs of [***] in the third quarter of 2015 and [***] in the fourth quarter of fiscal 2015.

5.                                  Please tell us how and when the “order process” that you mention was changed and how that will affect age outs.  Also, please (1) clarify this issue in future filings where you mention the order process change, (2) tell us about any other changes to the method that you used to determine the dollar amount of reported backlog during the last three fiscal years, the extent to which the change affected backlog, and where you describe those changes in your filing.

Response:

We respectfully acknowledge the Staff’s comment and note that we have clarified the order process in the Form 10-Q (page 19) for the three months ended December 31, 2014, which reads in relevant part, “Over the previous two fiscal years we have made numerous changes to our order taking process, including increased oversight responsibility for and management of distributors and changes in timing as to when we enter some of our distributor orders to the backlog.  We believe these changes will improve the quality of backlog over time and reduce the level of age-outs.”

Specifically, we advise the Staff that we have created new positions within the sales department that are specifically responsible for distributor management. With respect to timing, for any orders for our Latin American distributors, we now require photographic evidence that construction has started at an end-user site in order to verify that such end user site is being prepared prior to us recording the applicable order in backlog.

With respect to the Staff’s question (2), we respectfully advise the Staff that the above-referenced order process changes were implemented on a prospective basis and were not applied retroactively to existing backlog and accordingly did not impact backlog that was already disclosed.  Our total backlog was $357.8 million as of December 31, 2014 of which $5.9 million is related to Latin American orders that were entered into backlog prior to the above mentioned change for Latin American region orders. We also advise the Staff that in our annual report on Form 10-K for each of the prior three fiscal years, we have disclosed in detail our method for recording backlog.  For your reference the disclosures in our most recent Form 10-K (page 62) with respect to our determination of backlog are set forth below.  The only change from the methods disclosed in the 2012 and 2013 Form 10-K is the addition of the bullet regarding orders in the Latin American region.

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***]”.

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
Re: Accuray Incorporated	BY ACCURAY INCORPORATED: ARAY-0001
February 27, 2015

2014 Form 10-K

In order for the product portion of a sales agreement to be counted as backlog, it must meet the following criteria:

•                  The contract is signed and properly executed by both the customer and us. A customer purchase order that is signed and incorporates the terms of our contract quote will be considered equivalent to a signed and executed contract;

•                  The contract is non-contingent—it either has cleared all its contingencies or contains no contingencies when signed;

•                  We have received a minimum deposit or a letter of credit; the sale is a direct channel sale to a government entity; or the product has shipped to a customer with credit sufficient to cover the minimum deposit;

•                  The specific end customer site has been identified by the customer in the written contract or written amendment;

•                  For orders in our Latin America region, we request supporting evidence that the end customer has commenced construction to place our products if the site does not already exist; and

•                  Less than 2.5 years have passed since the contract met all the criteria above.

Net Revenue, page 20

6.                                      We note your disclosure that product mix positively affected revenue. We also note your disclosure in your most recent Form 10-K that product mix negatively affected revenue. Please tell us, and clarify in future filings, how the mix has changed and how that change affected revenue and margins. In this regard, we note that your most recent Form 10-K indicates that increased sales reduced fixed costs per unit, while this Form 10-Q refers to unchanged product margin on increased sales. Include in your response the relative contributions of your CyberKnife and TomoTherapy systems during the periods presented in this filing and in your latest Form 10-K.

Response:

In regards to the Form 10-Q for the three months ending September 30, 2014, we noted our product configuration mix positively affected revenue in the first quarter of fiscal 2015. We also noted that we sold a greater number of units in the first quarter of fiscal 2015 as compared to the first quarter of fiscal 2014. We sold [***] CyberKnife Systems with an [***] and [***] TomoTherapy Systems with an [***] in the first quarter of fiscal 2015. Total product revenues, which also include product upgrades, were $33.0 million on [***].

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***]”.

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
Re: Accuray Incorporated	BY ACCURAY INCORPORATED: ARAY-0001
February 27, 2015

We sold [***] CyberKnife Systems with an [***] and [***] TomoTherapy Systems with [***] during the first quarter of fiscal 2014. Total product revenues were $29.6 million on [***]

In regards to our Form 10-K for the fiscal year ended June 30, 2014, our discussions were based on the analysis of the number of units sold and the APR contributed by each product in fiscal 2014 as compared to fiscal 2013. We sold [***] CyberKnife Systems with an [***] and [***] TomoTherapy Systems with an [***] in fiscal 2014 as compared to [***] CyberKnife Systems with an [***] and [***] TomoTherapy Systems with an [***] during fiscal 2013. Hence, although we noted a greater number of units sold, they were generally comprised of lower-priced systems, which negatively impacted revenues.

We do not believe that we are required to report revenues separately for each product under FASB ASC 280-10-50-40.  However, in future filings, to the extent that we disclose average selling price as a reason for increased sales, we will state that we typically sell CyberKnife Systems at a higher APR than TomoTherapy Systems.  Additionally, on a quarter-to-quarter basis, product revenues may be impacted positively or negatively by the number and APR of units sold of either product. We will enhance our discussion of the key contributors of the changes to revenue and margins in future filings, as relevant and appropriate.

Additionally, the Staff noted that our Form 10-Q for the three months ended September 30, 2014 referred to unchanged product margin on increased sales, while our Form 10-K for the year ended June 30, 2014 indicated that increased sales reduced fixed costs per unit. We respectfully advise the Staff that in our Form 10-K (page 64) the full explanation for the increase in product margins in fiscal 2014 compared to 2013 was, “Product gross margin for fiscal 2014 increased by 6 margin points as compared to fiscal 2013 mostly due to increased revenues reducing fixed costs per unit, reduction in charges for obsolete or excess inventory, and due to the favorable impact of a net reduction in backlog intangible asset amortization expense of $1.6 million resulting from the acquisition of TomoTherapy on June 10, 2011.” Therefore, while the increase in sales did reduce fixed costs per unit it was not the only contributing factor. We respectfully advise the Staff that increases in product revenue from period to period do not translate to linear changes in product gross margins. As our product margins fluctuate from period to period we will clarify in future filings the reasons for the fluctuations.

7.                                      Please tell us, and clarify in future filings as appropriate, the reasons for the decreased sales that you mention in the third bullet point on page 22.

Response:

While explaining the net cash used in operating activities, we noted that there was a “decrease in accounts receivable of $17.7 million as a result of decreased sales of $19.6 million when compared to the previous fiscal quarter.” We generated revenues of $102.0 million during the fourth quarter of fiscal 2014 and $82.4 million of revenues during the first quarter of fiscal 2015, leading to a decrease in revenues of $19.6 million, which caused the decrease in cash flows from accounts receivables. The

CERTAIN PORTIONS OF THIS LETTER AND ITS ANNEXES HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***]”.

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
Re: Accuray Incorporated	BY ACCURAY INCORPORATED: ARAY-0001
February 27, 2015

decrease was primarily caused by lower number of system sales during the first quarter of fiscal 2015. We sold [***] during the fourth quarter of fiscal 2014 as compared to [***] during the first quarter of fiscal 2015, which caused a decrease of $18.8 million of product revenues. For the previous two fiscal years the fourth quarter represented our highest quarterly revenues, therefore the sequential decrease in fiscal 2015 was also expected. We will enhance our discussions of key drivers of cash flow changes in our future filings as appropriate and relevant.

Additionally, in response to your request, we acknowledge that:

•                  the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any further questions or comments, please direct these to me at 408-789-5314. In addition, we would request that you provide a facsimile of any additional comments that you may have to my attention at 408-789-5314. Thank you for your assistance.

Sincerely,

/s/ Gregory E. Lichtwardt

Gregory E. Lichtwardt
Executive Vice President and Chief Financial Officer
Accuray Incorporated

cc:                                Joshua Levine, President and Chief Executive Officer, Accuray Incorporated

Alaleh Nouri, Senior Vice President, General Counsel and Corporate Secretary

Katharine A. Martin, Wilson Sonsini Goodrich & Rosati, P.C.

Lisa Stimmell, Wilson Sonsini Goodrich & Rosati, P.C.

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***]”.